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                                                            EXHIBIT 8.1 AND 23.2

                                 JONES & KELLER
                           a Professional Corporation
                           1625 Broadway, Suite 1600
                             Denver, Colorado 80202
                             Phone: (303) 573-1600
                           Facsimile: (303) 573-0769

                               November 10, 1998
Citizens, Inc.
P.O. Box 149151
Austin, Texas  78714-9151

Excalibur Acquisition, Inc.
P.O. Box 149151
Austin, Texas  78714-9151

First Investors Group, Inc.
Excalibur Investors Life Insurance Company
1709 South Fifth Street
Springfield, Illinois  62703-3116

Gentlemen:

         Our opinions as expressed below are based solely upon: (1) the information contained in the Registration Statement on Form S-4 as filed with the Securities and Exchange Commission on November 10, 1998 (hereafter "Registration Statement"); (2) relevant information provided by the principals and disclosed under the facts section of this letter; (3) the Internal Revenue Code of 1986, as amended (hereinafter "IRC"), the regulations promulgated thereunder, and the current administrative positions of the Internal Revenue Service ("IRS") contained in published Revenue Rulings and Revenue Procedures; and (4) existing judicial decisions. Any or all of the above are subject to change or modification by subsequent legislative, regulatory, administrative or judicial decisions which could adversely affect our opinions.

         This letter is governed by, and shall be interpreted in accordance with, the Legal Opinion Accord (the "Accord") of the ABA Section of Business Law (1991). As a consequence, it is subject to a number of qualifications, exceptions, definitions, limitations on coverage and other limitations, all as more particularly described in the Accord, and this letter should be read in conjunction therewith.

         "Merger" refers to the transactions set forth in the Plan and Agreement of Merger ("Merger Agreement") dated September 10, 1998 between Citizens, Inc. ("Citizens"), Excalibur Acquisition, Inc. ("Acquisition") and First Investors Group, Inc. ("Investors"). Capitalized terms herein have the same meaning as in the Merger Agreement. Excalibur is a subsidiary of Investors. Acquisition is a subsidiary





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of Citizens.  The Common Stock of Investors is herein referred to as "Investors
Common Stock"; the Preferred Stock of Investors is herein referred to as "Investors Preferred Stock"; and both are sometimes herein referred to as "Investors Stock".

         Shareholders residing or conducting business in foreign countries, states or municipalities having tax laws could be required to pay tax with respect to transactions in that country, state or municipality. We do not express any opinion as to foreign, state or local tax consequence. We do not express any opinion regarding alternative minimum tax consequences to any shareholder.

         The consequences described in this summary are not applicable to nonresident aliens, to foreign corporations, to debtors under the jurisdiction of a court in a case under Title 11 of the United States Code or in a receivership, foreclosure, or similar proceeding, to shareholders that are real estate investment trusts, to shareholders that are regulated investment companies, to shareholders that are tax exempt persons, to shareholders that are persons that hold their Investors Stock as part of a position in a "straddle" or as part of a "hedging" or other integrated transaction, to shareholders that are investment companies within the meaning of IRC Section 351(e), to shareholders who are dealers in securities, to shareholders who do not hold their common stock as capital assets, to shareholders who are financial institutions, or to shareholders who acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions.

         The principal reasons for the Merger can be summarized as follows:

         (1) to create a combined entity with greater financial strength and an enhanced competitive position as compared to the separate entities;

         (2)     to achieve improved capitalization and economies of scale;

         (3) to consolidate the ownership and operation of the assets of the separate entities into an affiliated group of corporations having greater and more diversified reserves, properties and products; and

         (4) to provide greater liquidity and diversity to Investors shareholders.

         This letter is conditioned on the accuracy of the factual information, assumptions and representations contained in the Registration Statement and provided by Citizens, Acquisition and Investors, including the following:

         (1) that Citizens and Investors, in arriving at the method used to determine the number of shares of Citizens Common Stock to be received by each Investors shareholder, attempted in good faith to value the Investors Common Stock and Investors Preferred Stock to be transferred and to value Citizens Common Stock to be exchanged for such Investors Common Stock and Investors Preferred Stock in an effort to ensure that each shareholder receiving Citizens Common Stock pursuant to the Merger received a number of shares of such stock approximately equal in value to the Investors Common Stock and Investors Preferred Stock exchanged therefor;

         (2) that following the Merger, Investors will hold at least 90 percent of the Fair Market Value





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of its Net Assets and at least 70 percent of the Fair Market Value of its Gross
Assets and at least 90 percent of the Fair Market Value of Acquisition's Net Assets and at least 70 percent of the Fair Market Value of Acquisition's Gross Assets held immediately prior to the Merger. Amounts paid by Investors or Acquisition to dissenters, amounts paid by Investors or Acquisition to shareholders who receive cash or other property, amounts used by Investors or Acquisition to pay reorganization expenses, and all redemptions and distributions (except for regular, normal dividends) made by Investors will be included as assets of Investors or Acquisition, respectively, immediately prior to the Merger;

         (3) that prior to the Merger, Citizens will be in control of Acquisition within the meaning of IRC Section 368(c);

         (4) that Investors has no plan or intention to issue additional shares of its stock that would result in Citizens losing control of Investors within the meaning of IRC Section 368(c);

         (5) that Excalibur has no plan or intention to issue additional shares of its stock that would result in Investors losing control of Excalibur within the meaning of IRC Section 368(c);

         (6) that neither Citizens nor any affiliate of Citizens will redeem or otherwise reacquire, either directly or indirectly, any Citizens Class A Common Stock to be issued to Investors shareholders in the Merger;

         (7) that Citizens has no plan or intention to liquidate Investors; to merge Investors with or into another corporation; to sell or otherwise dispose of the stock of Investors except for transfers of stock to corporations controlled by Citizens; or to cause Investors to sell or otherwise dispose of any of its assets or any of the assets acquired from Acquisition, except for dispositions made in the ordinary course of business or transfers of assets to a corporation controlled by Investors;

         (8) that Investors and Citizens have no plan or intention to liquidate Excalibur; to merge Excalibur into another corporation; to cause Excalibur to sell or otherwise dispose of any of its assets, except for dispositions made in the ordinary course of business;

         (9) that Acquisition will have no liabilities assumed by Investors, and it will not transfer to Investors any assets subject to liabilities, in the Merger;

         (10) that neither Investors, Citizens nor any affiliate of either corporation will redeem or otherwise acquire, either directly or indirectly, any Investors Stock prior to the Merger;

         (11) that following the Merger, Investors will continue the historic business of Excalibur or use a significant portion of Excalibur's historic business assets in a business;

         (12) that Citizens, Acquisition and Investors will assume and pay their respective reorganization expenses, if any, incurred in connection with the Merger;

         (13) that there is no corporate indebtedness between Citizens or Investors or between Acquisition and Investors that was issued, acquired or will be settled at a discount;





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         (14)    that in the Merger and on the effective date of the Merger, shares of Investors Stock representing control of Investors, as defined in IRC
Section 368(c), will be exchanged solely for newly issued Citizens voting Class A Common Stock. Shares of Investors Stock exchanged for cash or other property originating with Citizens will be treated as outstanding Investors Stock on the effective date of the Merger;

         (15) that on the effective date of the Merger, Investors and Excalibur will not have outstanding any warrants, options, convertible securities, or any other type of right pursuant to which any person could acquire stock in Investors or Excalibur that, if exercised or converted, would affect retention of control of Investors or Investors retention of control of Excalibur, as defined in IRC Section 368(c);

         (16) that Citizens does not own, nor has it owned during the past five years, any shares of Investors or Excalibur Stock;

         (17) that neither Citizens, Acquisition, Investors nor Excalibur are investment companies as defined in IRC Section 368(a)(2)(F)(iii) and (iv);

         (18) that on the effective date of the Merger, the fair market value of the assets of Investors will equal or exceed the sum of its liabilities, plus the amount of liabilities, if any, to which the assets are subject;

         (19) that on the effective date of the Merger, the fair market value of the assets of Excalibur will equal or exceed the sum of its liabilities, plus the amount of liabilities, if any, to which the assets are subject;

         (20) that neither Citizens, Acquisition, Investors nor Excalibur are under the jurisdiction of a court in a Title 11 or similar case within the meaning of IRC Section 368(a)(3) (A);

         (21) that the Merger will be consummated in full compliance with Illinois law;

         (22) that the Investors Stock to be surrendered by each Investors shareholder will not be subject to any liability and neither Investors nor Citizens will assume liabilities with respect to the surrendered Investors Stock;

         (23)    that the Merger will not be consummated in the event more than
2.5 percent of the shareholders of Investors dissent to the Merger;

         (24) that cash payments in lieu of fractional shares are simply a mathematical rounding-off for the purpose of simplifying corporate and accounting problems which would have been caused by the actual issuance of fractional shares, and such payments are not separately bargained for consideration;

         (25) that none of the shares of Citizens Class A Common Stock received by any shareholder will be separate consideration for, or allocable to, any employment agreement; and the compensation paid to any shareholder will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's-length for similar services.

         In rendering an opinion on the federal income tax consequences of such transactions, reasonable steps have been taken to assure that all material tax issues are considered in light of the facts, and that all of such issues involving a reasonable possibility of challenge by the IRS are fully and fairly addressed. A





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"material tax issue" includes any tax issue that could have a significant impact (either beneficial or adverse) on any Investors shareholder participating in the Merger under any reasonably foreseeable circumstances.

         The opinions expressed below are rendered only with respect to the specific matters described herein, and we express no opinion with respect to any other federal income tax aspects of the Merger. Should any of the facts, circumstances, or assumptions specified herein be subsequently determined incorrect or inaccurate, our conclusions may vary from those set forth below and such variance could be material. In addition, we do not opine as to the taxable or nontaxable status of any previous transactions not considered to be part of the Merger transaction.

         The tax issues that are material to the Merger concern tax consequences to Investors and its shareholders upon the merger of Acquisition into and with Investors in exchange for Citizens Class A Common Stock.

         The Merger of Acquisition into Investors will constitute a reorganization within the meaning of IRC Section 368(a)(1)(A) and IRC Section 368(a)(2)(E) and Citizens and Investors will each be a "party to a reorganization" within the meaning of IRC Section 368(b), provided that the Merger, as proposed in the Merger Agreement, qualifies as a statutory merger under the laws of the State of Illinois.

         Accordingly, in our opinion, the material tax consequences of the Merger are as follows:

         (1) No gain or loss will be recognized by the shareholders of Investors upon the exchange of their shares of Investors Common Stock and Investors Preferred Stock for shares of Citizens Class A Common Stock (except for cash received in lieu of a fractional share of Citizens Class A Common Stock). IRC Section 354(a).

         (2) The tax basis of the shares of Citizens Class A Common Stock received by a shareholder of Investors (including any fractional share of Citizens Common Stock not actually received) will be the same as the basis of the Investors Stock surrendered by that shareholder in the Merger. IRC Section 358(a), IRC Regulation Section 1.358-1(a).

         (3) The holding period of the shares of Citizens Class A Common Stock received by a shareholder of Investors will include the period during which such shareholder held the Investors Stock exchanged therefor, to the extent that the Investors Stock was held by the shareholder as a capital asset on the date of the consummation of the Merger. IRC Section 1223(1).

         (4) Cash received by the Investors shareholders who properly exercise their dissenters' rights will be treated as having been received in redemption of the shares so cashed out, and may result in taxable gain or loss, measured by the difference (if any) between the amount of cash received and such shareholder's basis in the Investors Stock. Provided the shares were held as capital assets at the time of the redemption, such gain or loss will constitute capital gain or loss. Under recently enacted legislation, an individual Investors shareholder generally will be subject to tax on the net amount of his capital gain realized on the redemption at a maximum rate of 20% if the holding period for such shares was greater than one year. Special rules (and generally lower maximum rates) apply for individuals whose taxable income is below certain levels. It is possible, that for some shareholders, the distribution of cash may be treated as a dividend taxable as ordinary income. See IRC Sections 302, 301.





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         (5)     Cash payments received by Investors shareholders in lieu of fractional shares of Citizens Class A Common Stock will be treated as if such fractional share of Citizens Class A Common Stock has been issued in the Merger and then redeemed by Citizens. An Investors shareholder receiving such cash will recognize gain or loss, upon such payment, measured by the difference (if any) between the amount of cash received and the basis in such fractional share. Provided the fractional share was held as a capital asset at the time of the redemption, such gain or loss will constitute capital gain or loss. Under recently enacted legislation, an individual Investors shareholder generally will be subject to tax on the net amount of his capital gain realized on the redemption at a maximum rate of 20% if the holding period for such share (taking into account the holding period of the Investors Stock surrendered, as described in (3) above) was greater than one year. Special rules (and generally lower maximum rates) apply for individuals whose taxable income is below certain levels. It is possible that the distribution of cash may be treated as a dividend taxable as ordinary income if the IRS determines that the distribution in redemption is essentially equivalent to a dividend. See IRC Sections 356, 302.

         (6) No material gain or loss will be recognized by Investors, Citizens or Acquisition as a result of the Merger. IRC Sections 361 and 1032. The adjusted tax basis of Acquisition properties will carryover to Investors. IRC Section 362.

         (7) Section 382 limits the Net Operating Loss carryover of a company following an ownership change. Investors and Excalibur, as a group, will be deemed to have an ownership change. After an ownership change, the amount of income that a group may offset each year by Net Operating Losses that occurred before the change is generally limited to an amount determined by multiplying the value of the equity of the group immediately prior to this change by the federal long-term tax exempt rate in effect on the date of the change. Any unused limitation may be carried forward and added to the next year's limitation. To the extent Investors and Excalibur also have built-in losses as defined in IRC Section 382(h) as of the date of the Merger, IRC
Section 382 limits the utilization of such losses after the ownership change. IRC Section 383 will similarly limit the utilization of excess credits, net capital losses, and foreign tax credits, if any, after the ownership change.
In addition, IRC Section 384 limits the use of preacquisition losses to offset built-in gains, if any, after the ownership change.

         (8) Each shareholder of Investors must file pursuant to IRS Regulation 1.368-3(b), with his or her income tax return for the year in which the Merger is consummated, a statement which provides details relating to the property transferred, securities received and liabilities, if any, assumed in the exchange.

         The preceding discussion and opinions are based on our interpretations of the facts and assumptions. The discussion and opinions are also based on the IRC, the regulations thereunder and judicial and administrative interpretations thereof in effect on the date hereof, which are subject to change by subsequent regulatory, administrative, legislative, or judicial actions which could have an adverse effect on the validity of our opinions. Our opinions are effective as of the Effective Time for the Merger as described in the Merger Agreement.

         We do not express an opinion on the valuations of Investors or Citizens assets or stock or the ratio of exchange of Investors Stock for Citizens Class A Common Stock.

         We believe we have addressed all material tax issues in regards to the Merger. If the Merger is transacted as outlined in the facts given, the material tax issues addressed singularly and in the aggregate will more likely than not be upheld under challenge by the IRS.





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         Each Investors shareholder should consult his own qualified tax advisor to evaluate the tax effects of this exchange based on his personal facts and circumstances.

         We hereby consent to the use of this opinion as part of the Registration Statement and to the reference to our name under the heading "Legal Matters" in the Registration Statement constituting a part of the Registration Statement.

                                      Very truly yours,
                                      /s/ Jones & Keller, P.C.
                                      JONES & KELLER, P.C.






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